Exhibit 99.2

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)[i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Hutchison China MediTech Limited
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer				X
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments				X
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		General Atlantic Singapore HCM Pte. Ltd.
City and country of registered office (if applicable)		Singapore
4. Full name of shareholder(s) (if different from 3.)[v]
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		06/07/2020
6. Date on which issuer notified (DD/MM/YYYY):		06/07/2020
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial in- struments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	2.81%	2.35%	5.16%	710,574,765
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached[v]iii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares KYG4672N1198	20,000,000			2.81%

SUBTOTAL 8. A	20,000,000			2.81%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.		% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Warrants over Ordinary Shares	January 3, 2022	At any time after July 2, 2020	Physical	16,666,670	2.35%

			SUBTOTAL 8.B.2	16,666,670	2.35%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)

Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)

			X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial in- struments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
GAP (Bermuda) Limited			5.16%
General Atlantic LLC			5.16%
General Atlantic GenPar (Bermuda), L.P.			5.16%
General Atlantic (Lux) S.à r.l.			5.16%
General Atlantic GenPar (Lux) SCSp, L.P.			5.16%
General Atlantic Part- ners (Bermuda) IV, L.P.			5.16%
General Atlantic Part- ners (Bermuda) EU, L.P.			5.16%
General Atlantic Part- ners (Lux) SCSp, L.P.			5.16%
GAP Coinvestments III, LLC			5.16%
GAP Coinvestments IV, LLC			5.16%
GAP Coinvestments V, LLC			5.16%
GAP Coinvestments CDA, L.P.			5.16%
General Atlantic Singa- pore Interholdco Ltd.			5.16%

General Atlantic Singa- pore Fund Pte. Ltd.	5.16%
General Atlantic Singa- pore HCM Pte. Ltd.	5.16%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information[x][v][i]

The warrants in Box B 2 have not been exercised, in part or whole, as of the below “Date of completion.” Accordingly, the “Total number of voting rights of issuer” in Box 7 do not account for any issuance of the new voting shares, in part or whole, from the exercise of the warrants.

Once the warrants are exercised in full, assuming no other changes in the interests or the voting shares in the meantime, the “Total number of voting rights of issuer” in Box 7 will become 727,241,435. On that basis, the ownership ordinary shares would represent 2.75%, the ownership of warrants would represent 2.29%, and the combined ownership of the ordinary shares and warrants would represent 5.04%.

Place of completion	Hong Kong, China
Date of completion	July 6, 2020